TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

January 28, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	SOL STRATEGIES INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA83411A2056

	CUSIP:	83411A205

2	Date Fixed for the Meeting:	March 31, 2026

3	Record Date for Notice:	February 27, 2026

4	Record Date for Voting:	February 27, 2026

5	Beneficial Ownership Determination Date:	February 27, 2026

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

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